EXHIBIT 99.1

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009
(in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements as at March 31, 2011 and 2010 and for the years ended March 31, 2011, 2010 and 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Ron Tremblay”	“Lisa Sharp”
Ron Tremblay	Lisa Sharp
CEO	CFO
Vancouver, British Columbia
July 29, 2011

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.
(An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Levon Resources Ltd. (an exploration stage company), which comprise the consolidated balance sheets as at March 31, 2011 and 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd. as at March 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended March 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP”
Chartered Accountants
Vancouver, British Columbia
July 29, 2011

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
(in Canadian Dollars)
As at March 31

	2011	2010

ASSETS
Current
Cash and cash equivalents	$19,850,757	$2,020,948
Amounts receivable	549,748	5,289
Prepaid expenses	46,736	22,823
Investments (Note 6)	23,326	23,880

	20,470,567	2,072,940
Due from related party (Note 11)	6,068	48,511
Reclamation deposits (Note 7)	32,629	32,629
Mineral properties (Notes 3 and 8)	181,332,777	3,059,841
Equipment (Note 9)	26,710	4,524

	$201,868,751	$5,218,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$633,580	$69,802
Due to related parties (Note 11)	228,015	138,912

	861,595	208,714
Future income tax liability (Note 14)	47,273,250	-

	48,134,845	208,714

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	169,682,557	26,187,285
Contributed surplus	24,912,993	1,360,276
Accumulated other comprehensive loss	(6,147)	(5,593)
Deficit	(40,855,497)	(22,532,237)

	153,733,906	5,009,731

	$201,868,751	$5,218,445

Commitments (Note 13)
Subsequent Events (Note 15)

Approved on behalf of the Board:

“Gary Robertson”
…......................................................  Director
Gary Robertson

“Ron Tremblay”
…......................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(in Canadian Dollars)
Years ended March 31

	2011	2010	2009

Expenses (Note 11)
Consulting and management fees	$620,000	$89,183	$30,664
General exploration	17,701	1,667	26,789
Listing and filing fees	67,286	17,495	21,873
Office, occupancy and miscellaneous	147,332	71,785	28,239
Professional fees	271,320	44,431	46,506
Salaries and benefits	106,281	49,635	48,919
Shareholder relations and promotion	114,532	129,707	53,567
Stock-based compensation (Note 10(d))	15,604,956	237,846	10,358
Travel	116,191	104,036	59,115

Loss Before Other Items	(17,065,599)	(745,785)	(326,030)

Other Items
Interest income	41,996	756	9,119
Foreign exchange gain (loss)	(61,002)	14,137	(13,911)
Write-down of mineral properties interest (Note 8)	(1,238,655)	-	-

Net Loss for Year	(18,323,260)	(730,892)	(330,822)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments (Note 6)	(554)	11,183	(18,368)

Total Comprehensive Loss for Year	$(18,323,814)	$(719,709)	$(349,190)

Loss Per Share, Basic and Diluted	$(0.23)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	78,689,400	56,351,851	45,364,278

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(in Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, March 31, 2008	44,239,483	$22,620,793	$350,949	$(21,470,523)	$1,592	$1,502,811
Common shares issued for cash:
Private placement	5,000,000	145,348	104,652	-	-	250,000
Share issuance costs	-	(2,000)	-	-	-	(2,000)
Exercise of stock options	150,000	15,000	-	-	-	15,000
Exercise of warrants	1,000,000	150,000	-	-	-	150,000
Fair value of stock options exercised	-	12,450	(12,450)	-	-	-
Stock-based compensation	-	-	10,358	-	-	10,358
Net loss for year	-	-	-	(330,822)	-	(330,822)
Unrealized loss on available-for-sale securities	-	-	-	-	(18,368)	(18,368)
Balance, March 31, 2009	50,389,483	22,941,591	453,509	(21,801,345)	(16,776)	1,576,979
Common shares issued for cash:
Private placement	11,651,000	2,357,589	770,261	-	-	3,127,850
Share issuance costs	-	(213,682)	-	-	-	(213,682)
Exercise of stock options	1,375,000	180,000	-	-	-	180,000
Exercise of warrants	2,944,135	820,447	-	-	-	820,447
Non-cash share issuance costs	187,898	(153,687)	153,687	-	-	-
Fair value of warrants and stock options exercised	-	255,027	(255,027)	-	-	-
Stock-based compensation	-	-	237,846	-	-	237,846
Net loss for year	-	-	-	(730,892)	-	(730,892)
Unrealized gain on available-for-sale securities	-	-	-	-	11,183	11,183
Balance, March 31, 2010	66,547,516	26,187,285	1,360,276	(22,532,237)	(5,593)	5,009,731
Common shares issued for cash:
Private placement	14,805,353	9,065,037	2,038,978	-	-	11,104,015
Share issuance costs	-	(637,413)	-	-	-	(637,413)
Exercise of stock options	265,000	138,750	-	-	-	138,750
Exercise of warrants	8,958,484	3,723,824	-	-	-	3,723,824
Non-cash share issuance costs	-	(414,736)	414,736	-	-	-
Shares issued on acquisition of Valley High Ventures Ltd.	73,322,636	130,514,292	6,599,565	-	-	137,113,857
Fair value of warrants and stock options exercised	-	1,105,518	(1,105,518)	-	-	-
Stock-based compensation	-	-	15,604,956	-	-	15,604,956
Net loss for year	-	-	-	(18,323,260)	-	(18,323,260)
Unrealized loss on available-for-sale securities	-	-	-	-	(554)	(554)
Balance, March 31, 2011	163,898,989	$169,682,557	$24,912,993	$(40,855,497)	$(6,147)	$153,733,906

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

	2011	2010	2009

Operating Activities
Net loss	$(18,323,260)	$(730,892)	$(330,822)
Items not involving cash:
Amortization	5,205	990	814
Stock-based compensation	15,604,956	237,846	10,358
Write-down of mineral properties	1,238,655	-	-
Foreign exchange loss (gain)	(166)	11,658	-
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(148,300)	97,650	28,640
Accounts payable and accrued liabilities	518,607	(5,635)	(25,283)
Due from (to) related parties	52,872	(58,153)	77,671

Cash Used in Operating Activities	(1,051,431)	(446,536)	(238,622)

Investing Activities
Mineral properties exploration expenditures incurred	(7,545,271)	(1,728,953)	(98,660)
Purchase of equipment	(27,391)	(2,256)	-
Cash acquired on acquisition of Valley High Ventures Ltd., net of transaction costs	5,178,768	-	-
Advances from Valley High Ventures Ltd.	6,945,792	-	-
Reclamation deposits	-	-	(1,312)

Cash Provided by (Used in) Investing Activities	4,551,898	(1,731,209)	(99,972)

Financing Activity
Issue of capital stock for cash, net of issuance costs	14,329,176	3,914,615	413,000

Cash Provided by Financing Activity	14,329,176	3,914,615	413,000

Foreign Exchange Effect on Cash	166	(11,658)	-
Inflow of Cash	17,829,809	1,725,212	74,406
Cash and Cash Equivalents, Beginning of Year	2,020,948	295,736	221,330

Cash and Cash Equivalents, End of Year	$19,850,757	$2,020,948	$295,736

Supplementary Information, Non-Cash Transactions
Mineral property expenditures included in:
Amounts payable	$20,561	$20,747	$22,480
Due to related parties	$135,929	$57,256	$29,033
Mineral exploration tax credit included in amounts receivable and prepaid expenses	$-	$-	$111,236
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

1.
NATURE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of natural mineral properties. There have been no significant revenues generated from these activities to date.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

At March 31, 2011, the Company had working capital of $19,608,972 (2010 - $1,864,226) and a deficit of $40,855,497 (2010 - $22,532,237). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are in Canadian dollars unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Valley High Ventures Ltd. (“VHV”) (Canada), Citrine Investment Holdings Limited (BVI), Aphrodite Asset Holdings Ltd. (BVI), Turney Assets Limited (BVI), Minera Titan S.A. de C.V. (Mexico), Mineral El Camino S.A. de C.V. (Mexico) and Administracion de Projectos Levon en Mexico S.A. de C.V. (Mexico). Significant inter-company accounts and transactions have been eliminated on consolidation.

(b)
Cash and cash equivalents

Cash and cash equivalents are comprised of cash, bank deposits, cashable Guaranteed Investments Certificates (‘GIC”) and short-term investments that are readily converted to known amounts of cash with original maturities of three months or less.

(c)
Mineral properties

The Company is in the exploration stage and capitalizes all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. All amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries. These amounts do not necessarily reflect present or future values.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)
Mineral properties (Continued)

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded when paid or received.

Proceeds received on the sale or option of the Company’s property is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized property carrying values.

(d)	Equipment Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated on a declining-balance basis at the following annual rates:

Computer equipment	- 30%
Furniture and equipment	- 20%
Vehicle	- 30%

In the year of acquisition, amortization is recorded based on one-half of net additions.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)
Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(f)
Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. The treasury stock method assumes that the proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the average market price during the period. However, diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(g)
Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, determination of asset retirement obligations (“ARO”) and environmental restoration, balances of accrued liabilities, determination of the fair value of assets on acquisition and stock-based compensation, allocation of proceeds for units between capital stock and warrants, and the recoverability of future income tax assets and valuation of future income tax liability.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(h)
Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price of common shares.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)
Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the fair value is recognized over the vesting period, and for non-employees the fair value is recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

(j)
Foreign currency translation

The functional currency of the Company is the Canadian dollar.  The Company’s foreign subsidiaries are financially and operationally dependent on the Company.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of liabilities; and
(iii)	Revenues and expenses, at the rate of exchange prevailing at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(k)
Asset retirement obligation

The Company’s operations are subject to various laws and regulations for federal and regional jurisdictions governing the protection of the environment. These laws are continually changing. The Company expects to make, in the future, expenditures that comply with such laws and regulations, but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mineral interests, plant and equipment.

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred and the amount of fair value is reasonably determinable. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Revenue recognition Interest revenue is recorded at the stated interest rate on an accrual basis.

(m)
Business combinations and related sections

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1582, “Business Combinations”, to replace Section 1581. The new standard effectively harmonized the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revised guidance on the determination of the carrying amounts of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”, which replace Section 1600, “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

Effective April 1, 2010, the Company early adopted these standards on a retrospective basis.

(n)
Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

The CICA Handbook Section 3862, “Financial Instruments – Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)
Financial instruments (Continued)

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

(o)
Future accounting change

International Financial Reporting Standards

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its June 30, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended March 31, 2011. The Company has evaluated the impact of the conversion on the Company’s consolidated financial statements and is quantifying the effects.

3.
ACQUISITION

On March 25, 2011, the Company acquired all the shares of VHV pursuant to a court-approved plan of arrangement (the “Arrangement”) providing the Company with 100% ownership in the Cordero Property.

Under the terms of the Arrangement, each former VHV shareholder received 1.0 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of VHV were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each VHV share that would previously have been issued, the warrant holder will receive one common share of the Company, instead of receiving 0.125 of a Bearing share, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

3.
ACQUISITION (Continued)

As consideration for the acquisition, a total of 73,322,636 common shares were issued to VHV shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of VHV on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model.  This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to mineral properties. The allocation of the consideration given and net assets acquired of this transaction is summarized as follows:

Fair value of common shares issued	$130,514,292
Fair value of replacement warrants	6,599,565
Transaction costs	1,967,388
Settlement of pre-existing relationship	(6,945,792)

Total consideration	$132,135,453

Cash	$7,146,156
Amounts receivable	407,272
Prepaid expenses	12,800
Mineral properties	171,887,831
Accounts payable and accrued liabilities	(45,356)
Future income tax liability	(47,273,250)

Net assets acquired	$132,135,453

4.
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable (excluding HST), investments, reclamation deposits, accounts payable and accrued liabilities, and amounts due to/from related parties.

The carrying values of financial assets by category at March 31, 2011 are as follows:

Financial Assets	Available-for-sale	Held-for- trading	Held-to-maturity	Loans and receivables

Cash and cash equivalents	$-	$19,850,757	$-	$-
Amounts receivable	-	-	-	119,510
Investments	23,326	-	-	-
Due from related party	-	-	-	6,068
Reclamation deposits	-	-	32,629	-

	$23,326	$19,850,757	32,629	$125,578

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued) The carrying values of financial assets by category at March 31, 2010 are as follows:
Financial Assets	Available-for-sale	Held-for- trading	Held-to-maturity	Loans and receivables

Cash and cash equivalents	$-	$2,020,948	$-	$-
Investments	23,880	-	-	-
Due from related party	-	-	-	48,511
Reclamation deposits	-	-	32,629	-

	$23,880	$2,020,948	32,629	$48,511

The carrying value of financial liabilities by category at March 31, 2011 and 2010 are as follows:

	2011	2010
Financial Liabilities	Other Financial Liabilities	Other Financial Liabilities

Accounts payable and accrued liabilities	$633,580	$69,802
Due to related parties	228,015	138,912

	$861,595	$208,714

The carrying amounts of amounts receivable (excluding HST), reclamation deposits, and accounts payable and accrued liabilities are a reasonable estimate of their fair values due to their short term to maturity.  All cash equivalents comprise of cashable GIC’s with a maturity of one year or less and interest rates that range from 1.03% to 1.20%.

The fair values of amounts due from and to related parties have not been disclosed as their fair values cannot be reliably measured since there is no active market for such instruments.  The Company’s investment securities are measured at fair value based on Level 1 amounts within the fair value hierarchy.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)
Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(a)
Credit risk (Continued)

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2011	2010

Cash and cash equivalents held at major financial institutions
Canada	$19,203,545	$2,020,948
Mexico	647,212	-

	19,850,757	2,020,948
Reclamation deposits held at major financial institution
Canada	32,629	32,629

Total cash and cash equivalents and reclamation deposits	$19,883,386	$2,053,577

(b)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at March 31, 2011 in the amount of $19,850,757 (2010 - $2,020,948) in order to meet short-term business requirements. At March 31, 2011, the Company had current liabilities of $861,595 (2010 - $208,714). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)
Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The Company is exposed to the following market risks:

Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2011.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)
Market risk (Continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency fluctuation related to its mineral properties and expenditures thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican pesos could have an effect on the Company’s financial position, results of operations and cash flows.

As at March 31, 2011, the Company held US cash balances totaling US$1,468,309 (2010 - US$181,160) and accounts payable and due to related parties of US$186,972 (2010 - US$114,937).  Based on the above net exposure as at March 31, 2011, a 3% (2010 - 6%) change in the Canadian/US exchange rate will impact the Company’s net loss and comprehensive loss by approximately $221,000 (2010 - $4,000).

As at March 31, 2011, the Company held Mexican pesos cash balance totaling MXN 698,949 (2010 - Nil), amounts receivable totaling MXN 1,095,963 (2010 - Nil) and amounts in accounts payable of MXN 305,298 (2010 - $Nil). Based on this net exposure as at March 31, 2011, a 5% (2010 - Nil) change in the Canadian/MXN exchange rate will impact the Company’s net loss and comprehensive loss by approximately $6,000 (2010 - $Nil).

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from foreign currency risk or interest rate risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities.  Reasonably expected changes in market value would have an insignificant impact on net loss and comprehensive loss.

5.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year. The Company is not subject to external restrictions on its capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

6.	INVESTMENTS At March 31, 2011, the Company held investments as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(18,495)	$9,423
Avino Silver & Gold Mines Ltd.	4,200	1,554	12,348	13,902
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(6,147)	$23,326

At March 31, 2010, the Company held investments as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(6,979)	$20,939
Avino Silver & Gold Mines Ltd.	4,200	1,554	1,386	2,940
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(5,593)	$23,880

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. have common directors with the Company.

7.
RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000.  Maturity dates range from July 28, 2011 to January 12, 2012 with interest rates ranging from 0.20% to 0.50%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

8.           MINERAL PROPERTIES

	Congress	Gold Bridge	Cordero Sanson	Other	Total
	(Note 8(a))	(Note 8(b))	(Note 8(c))	(Note 8(d))

Balance, March 31, 2009	$985,980	$247,780	$61,546	$9,092	$1,304,398
Deferred exploration costs
Acquisition	-	-	72,867	-	72,867
Assays	-	-	104,085	-	104,085
Assessment, permits and filing fees	2,283	-	44,761	-	47,044
Consulting	-	153	-		153
Drilling	-	-	677,610	-	677,610
General supplies and services	88	-	357,442	-	357,530
Geological and management services	-	-	496,154	-	496,154

Balance, March 31, 2010	988,351	247,933	1,814,465	9,092	3,059,841
Deferred exploration costs
Acquisition	-	-	171,887,831	-	171,887,831
Assays	-	-	530,935	-	530,935
Assessment, permits and filing fees	2,373	-	273,894	-	276,267
Drilling	-	-	5,860,011	-	5,860,011
General supplies and services	-	-	126,671	-	126,671
Geological and management services	-	-	68,838	-	68,838
Mexican value added tax	-	-	761,038	-	761,038
Write-down of properties	(990,723)	(247,932)	-	-	(1,238,655)

Balance, March 31, 2011	$1	$1	$181,323,683	$9,092	$181,332,777

(a)
Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement. During the year ended March 31, 2011, the Company wrote down the value of the property to a nominal value of $1. The Company is keeping all claims in good standing; however, no exploration is currently planned for this property.

 LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

8.           MINERAL PROPERTIES (Continued)

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014. During the year ended March 31, 2011, the Company wrote down the value of the property to a nominal value of $1. The Company is keeping all claims in good standing; however, no exploration is currently planned for this property.

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

In February 2009, the Company signed a Letter of Intent with VHV, whereby the Company will earn a 51% interest from VHV by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 (incurred) by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, VHV will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing. As of March 31, 2011, the Company had completed the required $1,250,000 exploration expenditures towards its earn-in commitment, with the following additional option payments to be completed:

(a)	US$57,500 on or before March 21, 2010 (paid);
(b)	US$10,000 on or before May 21, 2010 (paid);
(c)	US$5,000 on or before July 21, 2010 (paid);
(d)	US$5,000 on or before August 21, 2010 (paid);
(e)	US$5,000 on or before October 21, 2010 (paid);
(f)	US$150,000 on or before February 21, 2011 (paid);
(g)	US$300,000 on or before February 21, 2012; and
(h)	US$1,050,000 on or before February 21, 2013.

During the year ended March 31, 2011, the Company acquired 100% ownership of the property by way of the acquisition of VHV (Note 3).

(d)	Other claims include the Eagle ($1), Ruf and Norma Sass ($2), and Wayside ($9,089) as described below:

(i)	Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty.  The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

8.           MINERAL PROPERTIES (Continued)

(d)           Other claims (Continued)

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”), in consideration of cash payments of $350,292 (paid) and 300,000 common shares (issued) of the Company.

A third party holds a 3% net smelter returns royalty on the production from certain of the claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Coral granted Barrick Gold Inc. ("Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

(a)	Incur $250,000 on or before December 31, 2009 (completed);
(b)	Incur $250,000 on or before December 31, 2010;
(c)	Incur $500,000 on or before December 31, 2011;
(d)	Incur $500,000 on or before December 31, 2012;
(e)	Incur $600,000 on or before December 31, 2013; and
(f)	Incur $900,000 on or before December 31, 2014.

Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1,500,000 by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying Coral and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out Coral’s and the Company’s joint interest by paying US$6,000,000 and granting them a 2% net smelter returns royalty.  During the year, Barrick elected to terminate the agreement.

(iii)           Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

 LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

8.           MINERAL PROPERTIES (Continued)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

9.           EQUIPMENT

	2011			2010
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Computer equipment	$6,990	$1,623	$5,367	$2,256	$338	$1,918
Furniture and equipment	8,443	6,356	2,087	8,443	5,837	2,606
Vehicle	22,656	3,400	19,256	-	-	-
	$38,089	$11,379	$26,710	$10,699	$6,175	$4,524

10.           CAPITAL STOCK

(a)        Authorized: Unlimited number of common shares without par value

(b)        Issued

During the year ended March 31, 2011:

On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,515. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The proceeds of the private

 LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(b)           Issued (Continued)

placement have been allocated using the relative fair value method resulting in $9,065,037 recorded as capital stock and $2,038,978 as contributed surplus. The fair value of the warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 106.80% and an expected life of 18 months. Total share issue costs of $1,052,149 were incurred for the private placement, including cash commission of $525,026 and 1,066,720 broker warrants, exercisable at a price of $1.00 until August 31, 2011, valued at $414,736. The fair value of the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 96.65% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs.

An amount of 8,958,484 warrants were exercised for gross proceeds of $3,723,824. The Company reallocated the fair value of these warrants previously recorded in the amount of $1,011,740 from contributed surplus to capital stock.

An amount of 265,000 stock options were exercised for gross proceeds of $138,750. The Company reallocated the fair value of these options previously recorded in the amount of $93,778 from contributed surplus to capital stock.

During the year ended March 31, 2010:

On January 7, 2010, the Company closed the final tranche of the brokered private placement initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half of one common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $25,671 recorded as capital stock and $9,329 as contributed surplus.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $1,681,715 recorded as capital stock and $611,135 as contributed surplus. The Company paid commission equal to 7% of the gross proceeds, which consisted of $94,735 cash and 187,898 units having the same terms as the placement units. The units were valued as $48,235 attributed to capital stock and $17,529 to contributed surplus. In addition, the Company issued 458,570 broker warrants, exercisable at a price of $0.55 per unit until December 31, 2010. The broker warrants were valued at $116,651. The fair value of the warrants, units paid as commission and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.43%, dividend yield of nil, volatility of 181.11% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $348,411 were incurred as part of the private placement.

 LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(b)           Issued (Continued)

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.35 until July 29, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $650,203 recorded as capital stock and $149,797 as contributed surplus. The Company paid a cash finders’ fee of $42,336 and issued 264,600 broker warrants, exercisable at a price of $0.35 per share until July 29, 2010. The broker warrants were valued at $19,507. The fair value of the warrants and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.45%, dividend yield of nil, volatility of 179.71% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $67,193 were incurred as part of the private placement.

An amount of 2,944,135 warrants were exercised for gross proceeds of $820,447. The Company reallocated the fair value of these warrants previously recorded in the amount of $135,471 from contributed surplus to capital stock.  The 1,375,000 stock options were exercised for gross proceeds of $180,000. The Company reallocated the fair value of these options previously recorded in the amount of $119,556 from contributed surplus to capital stock.

During the year ended March 31, 2009:

On March 27, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000.  Each unit consists of one common share and one non-transferrable common share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.15 until March 27, 2010 and thereafter at $0.25 until March 27, 2011. The proceeds of the private placement have been allocated using the relative fair value method resulting in $145,348 recorded as capital stock and $104,652 as contributed surplus. The fair value of the warrants issued has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.12%, dividend yield of nil, volatility of 134.02% and an expected life of two years. Share issue costs of $2,000 were incurred as part of the private placement.

An amount of 1,000,000 warrants were exercised for gross proceeds of $150,000.

An amount of 150,000 stock options were exercised for gross proceeds of $15,000. The Company reallocated the fair value of these options previously recorded in the amount of $12,450 from contributed surplus to capital stock.

 LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(c)        Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

Details of the status of the Company's stock options as at March 31, 2011 and 2010 and changes during the years then ended are as follows:

	2011		2010
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, beginning of year	1,900,000	$0.38	2,325,000	$0.17
Granted	13,465,000	$1.40	1,100,000	$0.50
Exercised	(265,000)	$0.52	(1,375,000)	$0.13
Forfeited	(225,000)	$0.49	(150,000)	$0.29

Options outstanding, end of year	14,875,000	$1.30	1,900,000	$0.38
Options exercisable, end of year	14,410,418	$1.30	1,537,500	$0.32

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

As at March 31, 2011, the following stock options were outstanding and exercisable:

Number Outstanding	Number Exercisable	Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
350,000	350,000	$0.21	$0.10	0.07	$1.59	April 25, 2011
150,000	150,000	$0.10	$0.06	0.51	$1.70	October 2, 2011
50,000	18,750	$1.25	$0.38	0.63	$0.55	November 15, 2011
50,000	18,750	$1.35	$0.43	0.63	$0.45	November 15, 2011
50,000	18,750	$1.50	$0.21	0.63	$0.30	November 15, 2011
235,000	235,000	$0.70	$0.45	0.96	$1.10	March 15, 2012
100,000	91,667	$0.85	$0.69	1.09	$0.95	May 1, 2012
100,000	91,667	$1.25	$0.55	1.09	$0.55	May 1, 2012
100,000	79,167	$0.85	$0.94	1.21	$0.95	June 14, 2012
100,000	79,167	$1.25	$0.78	1.21	$0.55	June 14, 2012
150,000	150,000	$0.35	$0.21	2.46	$1.45	September 14, 2012
50,000	50,000	$0.50	$0.12	2.46	$1.30	September 14, 2012
500,000	187,500	$1.25	$0.86	2.63	$0.55	November 15, 2013
325,000	325,000	$0.25	$0.12	3.08	$1.55	April 28, 2014
200,000	200,000	$0.70	$0.53	3.83	$1.10	January 28, 2015
700,000	700,000	$0.65	$0.48	4.31	$1.15	July 20, 2015
3,450,000	3,450,000	$1.00	$0.77	4.43	$0.80	September 3, 2015
8,215,000	8,215,000	$1.65	$1.44	4.99	$0.15	March 25, 2016
14,875,000	14,410,418			4.27

As at March 31, 2010, the following stock options were outstanding and exercisable:

Number Outstanding	Number Exercisable	Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
75,000	75,000	$0.10	$0.08	0.01	$0.79	April 5, 2010
400,000	400,000	$0.21	$0.10	1.07	$0.68	April 25, 2011
200,000	200,000	$0.10	$0.06	1.51	$0.79	October 2, 2011
25,000	25,000	$0.18	$0.11	1.82	$0.71	January 26, 2012
300,000	0	$0.70	$0.45	1.96	$0.19	March 15, 2012
150,000	150,000	$0.35	$0.21	2.46	$0.54	September 14, 2012
50,000	50,000	$0.50	$0.12	2.46	$0.39	September 14, 2012
400,000	337,500	$0.25	$0.12	4.08	$0.64	April 28, 2014
300,000	300,000	$0.70	$0.53	4.83	$0.19	January 28, 2015
1,900,000	1,537,500			2.60

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(d)           Stock-based compensation

Stock-based compensation expense is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2011	2010	2009

Risk-free interest rate	2.43%	1.92%	N/A
Expected dividend yield	0	0	N/A
Expected stock price volatility	114.41%	127.90%	N/A
Expected option life in years	4.74	4.18	N/A
Forfeiture rate	0%	0%	N/A
Fair value at grant date	1.18	0.24

During the year ended March 31, 2011, the Company granted 13,465,000 stock options exercisable at prices ranging from $0.65 to $2.00 for one and five years to directors, officers, employees and consultants. The Company recorded stock-based compensation expense of $15,604,956 (2010 - $237,846; 2009 - $10,358) on the portion of stock options that vested during the year ended March 31, 2011. The amounts recorded as stock-based compensation are allocated as follows:

	2011	2010	2009

Directors, officers and employees	$13,634,853	$188,326	$-
Investor relations	-	-	10,358
Consultants	1,970,103	49,520	-
	$15,604,956	$237,846	$10,358

(e)           Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2011 and 2010 and changes during the years ended on those dates is presented below:

	2011		2010
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding, beginning of year	8,698,484	$0.35	5,000,000	$0.15
Issued	8,469,393	$1.17	6,642,619	$0.47
Issued on acquisition of VHV	6,259,550	$0.78	-	-
Exercised	(8,958,484)	$0.42	(2,944,135)	$0.28
Expired	(55,000)	$0.35	-	-

Warrants outstanding, end of year	14,413,943	$1.01	8,698,484	$0.35

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(e)           Share purchase warrants (Continued)

As at March 31, 2011 and 2010, the following share purchase warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2011	2010

March 27, 2010/March 27, 2011	$0.15/$ 0.25	-	3,950,000
July 29, 2010	$0.35	-	870,465
December 31, 2010	$0.55	-	3,878,019
June 21, 2011	$0.51	90,000	-
June 21, 2011	$0.60	2,244,750	-
August 31, 2011	$1.00	766,720	-
February 29, 2012	$1.20	7,387,673	-
April 8, 2012	$0.79	844,800	-
April 8, 2012	$0.92	3,080,000	-

		14,413,943	8,698,484

11.           RELATED PARTY TRANSACTIONS

During the year ended March 31, 2011:

(a)
$159,267 (2010 - $82,512; 2009 - $90,293) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,047 has been capitalized under mineral properties;

(b)	$415,000 (2010 - $50,000; 2009 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$211,063 (2010 - $117,992; 2009 - $60,136) was charged for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $211,063 (2010 - $117,992; 2009 - $35,389) has been capitalized under mineral properties and $Nil (2010 - $Nil; 2009 - $24,746) has been expensed under general exploration; and

(d)
$3,386 (2010 - $3,663; 2009 - $8,310) was charged to the Company for exploration costs associated with the Company’s mineral properties in the State of Nevada from Coral, a public company with common directors.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

11.           RELATED PARTY TRANSACTIONS (Continued)

The amount due from a related party consists of $5,564 (2010 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided, $504 (2010 - $Nil) owing from a private company controlled by a former director and $Nil (2010 - $42,947) due from a private company controlled by a director and officer.  Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $34,184 (2010 - $24,426) owed to Oniva, $57,901 (2010 - $56,788) owed to a public company related by way of common directors and $135,930 (2010 - $57,698) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

12.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for the 2011 and 2010 fiscal years. The majority of losses for 2011, 2010 and 2009 are as a result of Canadian head office costs. The assets of the Company are geographically segmented as follows:

2011	Canada	US	Mexico	Total
Current assets	$19,733,990	$-	$736,577	$20,470,567
Due from related party	6,068	-	-	6,068
Reclamation deposits	32,629	-	-	32,629
Mineral properties	9,089	3	181,323,685	181,332,777
Equipment	26,710	-	-	26,710
	$19,808,486	$3	$182,060,262	$201,868,751

2010	Canada	US	Mexico	Total
Current assets	$2,064,486	$-	$8,454	$2,072,940
Due from related party	48,511	-	-	48,511
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,245,373	3	1,814,465	3,059,841
Equipment	4,524	-	-	4,524
	$3,395,523	$3	$1,822,919	$5,218,445

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

13.           COMMITMENTS

The Company has various vehicle lease agreements with expiry dates between 2011 and 2015.  The commitments for the next five fiscal years are as follows:

2012	$14,294
2013	$14,647
2014	$14,647
2015	$14,647
2016	$1,221

14.           INCOME TAXES

The components of future income taxes are as follows:

	2011	2010	2009

Future income taxes
Non-capital loss carry-forwards	$5,349,000	$2,374,000	$1,866,000
Capital loss carry-forwards	3,380,000	3,380,000	3,380,000
Difference in tax value over net book value of equipment	491,000	477,000	475,000
Difference in tax value over (under) net book value of mineral properties	(183,026,500)	5,543,000	5,555,000
Share issue costs and other	1,092,000	379,000	57,000

	(172,714,500)	12,153,000	11,333,000
Canadian tax rate	25.00%	25.00%	26.00%
	(43,178,625)	3,039,000	2,946,580
Valuation allowance	(4,094,625)	(3,039,000)	(2,946,580)

Future income tax asset (liability)	$(47,273,250)	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized in the foreseeable future.

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount

2014	$174,000
2015	166,000
2026	256,000
2027	338,000
2028	525,000
2029	295,000
2030	620,000
2031	2,884,000

$5,258,000

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

14.           INCOME TAXES (Continued)

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended March 31, 2011, the Canadian statutory rate is 28.00% (2010 - 29.63%; 2009 – 28.00%).

	2011	2010	2009

Income tax benefit computed at Canadian statutory rates	$(5,125,701)	$(216,563)	$(92,630)
Stock-based compensation	4,369,388	70,474	2,900
Other permanent differences	(163,656)	2,563	-
Change in tax rates	89,697	143,965	302,744
Change in timing differences	(225,353)	(92,458)	(4,766)
Effect of unrecognized future income tax asset	1,055,625	92,109	(208,248)

Income tax provision (recovery)	$-	$-	$-

15.          SUBSEQUENT EVENTS

The following occurred subsequent to March 31, 2011:

(a)	13,055,243 warrants were exercised for gross proceeds of $13,359,850 and 530,000 options were exercised for gross proceeds of $192,000.

(b)	1,100,000 options were granted to consultants and directors.

(c)
On May 19, 2011, the Company completed a placement of 20,600,000 common shares at a price of $1.95 per share for gross proceeds of $40,170,000. The Company paid a cash commission of 5% of the gross proceeds and issued common share purchase warrants equal to 5% of the common shares issued. Each warrant is exercisable into one common share of the Company at an exercise price of $1.95 for a period of 18 months from closing.